NEWS RELEASE

November 8, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN CONTINUES TO HIT AT IXTACA NORTH AND

INTERSECTS 10.00 M OF 3.05 G/T AU AND 198.8 G/T AG (7.0 G/T AUEQ)

ON MAIN IXTACA ZONE, ADDS FOURTH DRILL TO PROGRAM

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce results from the on-going drilling at the Ixtaca Zone with holes TU-11-56, 60, 61, 62 and 65. Holes TU-11-56, 60 and 61 were drilled 180 degrees away from the known Ixtaca veining (at a 330 azimuth) and intersected the zone of mineralisation now referred to as Ixtaca North. The orientation of the Ixtaca North zone remains poorly understood. Hole TU-11-65 was drilled into the main Ixtaca Zone. This hole started in ash and only intersected a portion of the Ixtaca Zone. Final assays remain pending for holes TU-11-59, 63 and 64.

Highlights from the current group of assays include the following intercepts:

Hole TU-11-56 IXTACA NORTH ZONE:

34.06 meters @ 1.63 g/t gold and 56.2 g/t silver (2.8 g/t gold equivalent)

including: 5.25 meters @ 5.26 g/t gold and 77.7 g/t silver (6.8 g/t gold equivalent)

24.85 meters @ 0.75 g/t gold and 163.4 g/t silver (4.0 g/t gold equivalent)

Including 1.26 meters @ 2.45 g/t gold and 853.5 g/t silver (19.5 g/t gold equivalent)

Hole TU-11-60 IXTACA NORTH ZONE:

18.00 meters @ 0.42 g/t gold and 32.3 g/t silver (1.1 g/t gold equivalent)

Including 1.48 meters @ 2.56 g/t gold and 223.3 g/t silver (7.0 g/t gold equivalent)

Hole TU-11-61 IXTACA NORTH ZONE:

34.76 meters @ 0.27 g/t gold and 18.8 g/t silver (0.6 g/t gold equivalent)

Including 14.40 meters @ 0.44 g/t gold and 26.4 g/t silver (1.0 g/t gold equivalent)

3.15 meters @ 0.89 g/t gold and 67.9 g/t silver (2.3 g/t gold equivalent)

Hole TU-11-65 MAIN IXTACA ZONE:

100.80 meters @ 0.58 g/t gold and 46.2 g/t silver (1.5 g/t gold equivalent)

Including 48.78 meters @ 0.95 g/t gold and 77.0 g/t silver (2.5 g/t gold equivalent)

and 10.00 meters @ 3.05 g/t gold and 198.8 g/t silver (7.0 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “These new holes continue to show that the Ixtaca zone is a robust and wide system of veining. The veining of the Ixtaca North zone indicates that the overall Ixtaca vein system is wider than previously known. Overall, drilling to date on the Ixtaca zone also shows good continuity of mineralisation in both horizontal and vertical dimensions. We are very pleased with these new results which further expand the known extent of the Ixtaca zone. We now have four drills on site.”

The Company anticipates drilling operations will continue throughout 2011 and into 2012. A fourth drill has recently arrived on site and the Company anticipates that it will commence drilling shortly to compliment the three drills currently working on the project. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com) along with complete tables of assays.

About the Ixtaca Property

The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The zone of veining is thought to have a north-easterly trend. Holes to date suggest that the zone is sub vertical with local variations. This interpretation suggests that true widths are approximately 60% of intersected widths. The drilling completed to date has traced mineralisation over 750 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the vein zone. Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
Blue highlighted sections have holes announced in this release.
SECTION 10100
SECTION 10150
SECTION 10200
SECTION 10250
SECTION 10300
SECTION 10350
SECTION 10375
SECTION 10400
SECTION 10425
SECTION 10450
SECTION 10500
SECTION 10550
SECTION 10600
SECTION 10650
SECTION 10700
SECTION 10750
SECTION 10800
SECTION 10850
SECTION 10900
SECTION 10950
SECTION 11000
SECTION 11050
SECTION 11100
SECTION 11150
SECTION 11200
SECTION 11250
NORTHEAST EXTENSION
IXTACA NORTH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
Results pending for holes
Histograms of assay data
Gold - bars cut at 5 g/t
Silver - bars cut at 250 g/t
0
100
200
meters

618,600mE
2,176,000mN
2,175,800mN
618,800mE
2,175,600mN
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
1,800mRL
TU-11-67
TU-11-65
1
2
3
50
100
150
200
250
300
350
400
TU-11-67 / 261.52m
UNREPORTED
TU-11-65 / 420.01m
Overburden
Histograms of assay data
0 2.5 5.0 Gold : bars cut at 5 g/t Au
0 125 250 Silver : bars cut at 250g/t Ag
0 100
meters
TU-11-65:
1. 100.80m of 0.58 g/t Au, 46.2 g/t Ag, (1.5 g/t AuEq)
2. 48.80m of 0.95 g/t Au, 77.0 g/t Ag, (2.5 g/t AuEq)
3. 10.00m of 3.05 g/t Au, 198.8 g/t Ag, (7.0 g/t AuEq)

SECTION 10400

Looking NE

2,176,100mN
618,700mE
2,176,000mN
2,175,900mN
618,800mE
2,175,800mN
2,175,700mN
618,900mE
2,175,600mN
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
1,900mAMSL
TU-11-35
TU-10-03
TU-11-61
TU-11-36
TU-11-64
TU-11-36 / 166.73m
TU-11-64 / 300m
UNREPORTED
TU-10-03 / 391.67m
TU-11-35 / 401.12m
TU-11-61 / 420.01m

TU-11-61:

d. 34.76m of 0.27 g/t Au, 18.8 g/t Ag, (0.6 g/t AuEq)

e. 3.15m of 0.89 g/t Au, 67.9 g/t Ag, (2.3 g/t AuEq)

Previously announced:

TU-10-03:

1. 232.30m of 0.36 g/t Au, 34 g/t Ag, (0.9 g/t AuEq)

2. 10.86m of 0.61 g/t Au, 69 g/t Ag, (1.7 g/t AuEq)

3. 10.03m of 0.80 g/t Au, 121 g/t Ag, (2.7 g/t AuEq)

4. 7.04m of 2.7 g/t Au, 226 g/t Ag, (6.1 g/t AuEq)

TU-11-35:

a. 56.88m of 0.45 g/t Au, 13.6 g/t Ag, (0.7 g/t AuEq)

b. 3.30m of 3.36 g/t Au, 47.6 g/t Ag, (4.3 g/t AuEq)

c. 3.64m of 2.01 g/t Au, 92.6 g/t Ag, (3.9 g/t AuEq)

TU-11-36:

5. 129.25m of 0.69 g/t Au, 53.7 g/t Ag, (1.8 g/t AuEq)

6. 85.97m of 0.95 g/t Au, 71.2 g/t Ag, (2.4 g/t AuEq)

7. 3.81m of 2.52 g/t Au, 194.2 g/t Ag, (6.4 g/t AuEq)

8. 4.70m of 2.83 g/t Au, 187.9 g/t Ag, (6.6 g/t AuEq)

9. 10.20m of 1.93g/t Au, 135.2 g/t Ag, (4.6 g/t AuEq)

Histograms of assay data

0 2.5 5.0 Gold : bars cut at 5 g/t Au

0 125 250 Silver : bars cut at 250g/t Ag

0 100 meters

SECTION 10425
Looking NE
618,600mE
2,176,200mN
2,176,000mN
618,800mE
2,175,800mN
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
1,800mRL
TU-11-60
TU-11-62
50
100
150
200
250
TU-11-60 / 176.17m
TU-11-62 / 292m
Overburden
Histograms of assay data
0 2.5 5.0 Gold : bars cut at 5 g/t Au
0 125 250 Silver : bars cut at 250g/t Ag
0 100
meters
TU-11-60:
1. 18.00m of 0.42 g/t Au, 32.3 g/t Ag, (1.1 g/t AuEq)
2. 1.48m of 2.56 g/t Au, 223.3 g/t Ag, (7.0 g/t AuEq)

SECTION 10550
Looking NE
2,176,200mN
618,800mE
2,176,000mN
619,000mE
2,175,800mN
2,400mRL
2,300mRL
2,200mRL
2,100mRL
2,000mRL
1,900mRL
1,800mRL
1,700mRL
TU-10-13
TU-10-11
TU-11-56
TU-11-19
TU-11-16
TU-11-59
TU-11-66
TU-11-19 / 455.98m
TU-11-56 / 392.58m
TU-11-16 / 480.36m
TU-10-11 / 458.72m
TU-11-59 terminates beyond section bounds
UNREPORTED
TU-10-13 terminates beyond section boundary
TU-11-66 / 630.02m
UNREPORTED

TU-10-56:

7. 8.00m of 1.84g/t Au, 46.8g/t Ag, (2.8 g/t AuEq)

8. 34.06m of 1.63g/t Au, 56.2g/t Ag, (2.8 g/t AuEq)

9. 5.25m of 5.26g/t Au, 77.7g/t Ag, (6.8 g/t AuEq)

10. 7.35m of 1.88/t Au, 100.8g/t Ag, (3.9g/t AuEq)

11. 24.85m of 0.75g/t Au, 163.4g/t Ag, (4.0 g/t AuEq)

Previously announced:

TU-10-11:

A. 203.65m of 1.01g/t Au, 44.3g/t Ag, (1.9 g/t AuEq)

B. 83.08m of 1.83g/t Au, 77.7g/t Ag, (3.4 g/t AuEq)

TU-10-13:

C. 24.10m of 1.43g/t Au, 99.0g/t Ag, (3.4 g/t AuEq)

D. 0.42m of 6.67g/t Au, 304.0g/t Ag, (12.8 g/t AuEq)

E. 0.41m of 5.54g/t Au, 35.7g/t Ag, (6.3 g/t AuEq)

TU-11-19:

1. 125.50m of 0.48 g/t Au, 39.9 g/t Ag, (1.3 g/t AuEq)

3. 43.31 m of 0.91 g/t Au, 74.4 g/t Ag, (2.4 g/t AuEq)

TU-11-16:

3. 201.35m of 0.99 g/t Au, 86.2 g/t Ag, (2.7 g/t AuEq

)**4.** 30.12m of 1.62 g/t Au, 187.9 g/t Ag, (5.4 g/t AuEq)

5. 34.28m of 1.73 g/t Au, 95.2 g/t Ag, (3.6 g/t AuEq)

6. 43.45m of 1.62 g/t Au, 118.9 g/t Ag, (4.0g/t AuEq)

Histograms of assays data

Gold 1mm = 1 g/t Au
(bars cut at 10g/t Au)

Silver 1mm = 50 g/t Ag
(bars cut at 500g/t Ag)

0 100
meters

Scale: 1:4,000